SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Shareholders approve 2025 Financial Statements and appoint the Company bodies at Annual Meeting
•	Eni's Board of Directors confirms Claudio Descalzi as Chief Executive Officer and appoints the Board Committees
•	Eni launches the new share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Giulia Saba
Name: Giulia Saba
Title: Head of Corporate
Secretary’s Staff Office

Date: May 7, 2026

Eni: Shareholders approve 2025 Financial Statements and appoint the Company bodies at Annual Meeting

•	approval of Eni S.p.A. 2025 Financial Statements
•	allocation of 2025 net profit equal to € 4.429 billion to the available reserve
•	total dividend 2026 per share of € 1.1
•	appointment of the Board of Directors and the Board of Statutory Auditors
•	approval of the Long-Term Incentive Plan 2026-2028 for management
•	approval of the remuneration policy 2026 and resolution in favour of the remuneration paid in 2025
•	authorization to the Board of Directors for the purchase and disposal of Eni treasury shares and for the cancellation of treasury shares purchased to remunerate Shareholders
•	potential use of available reserves, including the reserve pursuant to no. Law 342/2000, for and in place of the 2026 dividend and for the distribution of an extraordinary dividend

Rome, 6 May 2026 – The Ordinary and Extraordinary Meeting of Eni’s Shareholders, held today, resolved the following:

(ordinary part)

•	to approve the statutory financial statements at December 31, 2025 of Eni S.p.A. which report a net profit amounting to € 4,429,299,314.78;
•	to allocate the net profit for the period of € 4,429,299,314.78 to the available reserve;
•	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2028 financial statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
-	Giuseppina Di Foggia, Chairman of the Board of Directors(1)*;
-	Claudio Descalzi, Director(1);

-	Stefano Cappiello, Director(1)*;
-	Carolyn Adele Dittmeier, Director(2)*;
-	Benedetta Fiorini, Director(1)*;
-	Emma Marcegaglia, Director(3)*;
-	Matteo Petrella, Director(1)*;
-	Cristina Sgubin, Director(1)*;
-	Raphael Louis L. Vermeir, Director(2)*.
•	to set the annual remuneration of the Chairman of the Board and of the other Directors at € 90,000 and € 80,000 pre-tax, respectively, in addition to the reimbursement of expenses for carrying out the assignment;
•	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2028 financial statements. The Statutory Auditors are:
-	Francesco Fallacara, Chairman(2)*;
-	Marcella Caradonna, Standing Auditor(1)*;
-	Andrea Parolini, Standing Auditor(1)*;
-	Maria Francesca Talamonti, Standing Auditor(2)*;
-	Mauro Zanin, Standing Auditor(1)*;
-	Giulia De Martino, Alternate Auditor(1)*;
-	Nadia Fontana, Alternate Auditor(2)*.
•	to set the Chairman of the Board of Statutory Auditors’ annual remuneration and of the Standing Statutory Auditors at € 85,000 and € 75,000 pre-tax, respectively, in addition to the reimbursement of expenses for carrying out the assignment;
•	pursuant to and for the purposes of Art. 114-bis of the Consolidated Law on Financial and of Art. 2357- ter of the Italian Civil Code:
-	to approve the Long-Term Incentive Plan 2026-2028 for management, granting the Board of Directors the powers needed to implement the Plan;
-	to authorize the Board to dispose of up to 15.4 million treasury shares to serve the implementation of the Plan, also authorising for this purpose the disposal of the shares already held in the portfolio and free from restrictions;

•	to authorise the Board of Directors - pursuant to and for the purposes of Art. 2357 of the Italian Civil Code - to proceed with the purchase of treasury shares of the Company, in multiple tranches, for a period up to the end of April 2027, up to a maximum of no. 303,000,000 ordinary shares for a total outlay of up to € 4 billion, of which:
-	up to a maximum of no. 297,900,000 shares for the purpose of remunerating Shareholders;
-	up to a maximum of no. 5,100,000 shares allocated to serve the LTI Plan;
-	the purchases shall be made in compliance with all applicable laws and regulations and market practices, at a price which in any case shall not be more than 10% lower or greater than the official price registered by the Eni S.p.A.’s stock in the trading session of the Euronext Milan on the day before each individual transaction;
-	the Shareholders’ Meeting conferred on the Board of Directors – with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate – the powers necessary to execute the relevant resolutions;
•	to authorise the Board of Directors – under the terms and for the purposes of Article 2357-ter of the Italian Civil Code – to proceed with the disposal, at one or more times, of all or part of the treasury shares acquired to serve the LTI Plan, and with the disposal in excess of those actually used for the LTI Plan, for the purposes of any further incentive plans approved by the Shareholders’ Meeting and/or for other purposes permitted by law, in accordance with the procedures, terms and conditions deemed appropriate in the Company’s interests;
•	in accordance with the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on 18 March 2026:
-	to approve the distribution for and in place of the payment of the dividend relating to financial year 2026 of a sum of € 1.1 per share in tranches in the months of September 2026 (€ 0.27 per share), November 2026 (€ 0.27 per share), March 2027 (€ 0.28 per share) and May 2027 (€ 0.28 per share)(a), using the available reserves, making use, if necessary or appropriate and in the interest of the Shareholders, of the amount of the revaluation reserve ex Lege 342/2000;

(a) The first tranche will be paid on September 23, 2026 (ex-dividend date: September 21, 2026; record date: September 22, 2026) and the second tranche will be paid on November 25, 2026 (ex-dividend date: November 23, 2026; record date: November 24, 2026).

-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserves;
•	to approve the possible distribution of an extraordinary dividend, as set out in the Report of the Board of Directors on the items on the agenda, authorising, for the purposes of its payment, the use of available reserves, also using, when necessary or appropriate in the interests of the Shareholders, the amounts in the revaluation reserve pursuant to Law 342/2000, delegating to the Board of Directors the power to implement this, subject to verification that the relevant legal conditions are met, as well as those provided for this purpose by the Shareholders Remuneration Policy;
•	to approve the first section and to resolve in favour of the second section of the Report on remuneration policy 2026 and remuneration paid in 2025 provided by Art. 123-ter of Consolidated Law on Financial Intermediation;

(extraordinary part)

•	in relation to the aforementioned resolutions on the ordinary and extraordinary dividend:
-	to approve the reduction – with the methods and terms set out in Art. 2445 of the Italian Civil Code – of the “Revaluation reserve pursuant to law 342/2000" in the amount of € 2,839,616,320.98;
-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purpose of distributing the reserve.
•	to authorise the Board of Directors to cancel up to a maximum of no. 297,900,000 treasury shares with no nominal value, which will be purchased on the basis of the authorisation of the Shareholders' Meeting in ordinary session today and consequent amendment of Art. 5 of the By-laws, granting the Board of Directors — with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate — all powers necessary to execute the resolution.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com and/or in the documentation relating to the respective slates.

According to the Instructions to the Rules of Borsa Italiana, we inform you that as of today Claudio Descalzi holds 647,621 Eni shares and Emma Marcegaglia holds 24,270 Eni shares.

Notes

(1) Drawn from the slate of candidates submitted by the shareholder Ministry of Economy and Finance, owning, directly, the 2.166% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting, equal to 51.38%.

(2) Drawn from the slate of candidates submitted by a group of shareholders composed of asset management companies and other Institutional Investors, owning, jointly, approximately the 0.92% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(3) Drawn from the slate of candidates submitted by Romano Minozzi and his subsidiaries, owning, jointly, approximately the 3.27% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(*) Candidate who declared to hold the independence requirements provided by the law (Article 148 of the Consolidated Law on Finance), as well as by the Corporate Governance Code for listed companies.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

Eni's Board of Directors confirms Claudio Descalzi as Chief Executive Officer and appoints the Board Committees

Rome, 7 May 2026 – Eni’s Board of Directors today appointed Claudio Descalzi as Chief Executive Officer and General Manager. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

The Board also confirmed the role of the Chairman of the Board of Directors, Giuseppina Di Foggia, in internal controls system, specifically, through the management of the relationship of the Head of Internal Audit with the Board of Directors in connection with the Chief Executive Officer in charge of establishing and maintaining the internal control and risk management system.

The Board also ascertained, on the basis of the declarations released by the Directors and of the information available to the Company, that all Directors have the integrity requirements required by current law, that causes for their ineligibility and incompatibility do not exist as required by current law and that the Chairman of the Board Giuseppina Di Foggia and the Directors Stefano Cappiello, Carolyn Adele Dittmeier, Benedetta Fiorini, Emma Marcegaglia, Matteo Petrella, Cristina Sgubin and Raphael Louis L. Vermeir have the independence requirements set by law.

With reference to the independence requirements recommended by the Corporate Governance Code, which Eni applies, the Board has preliminarily confirmed the evaluation criteria adopted by the previous Board and described in the 2025 Corporate Governance and Shareholding Structure Report, and assessed as independent the Chairman of the Board Di Foggia and the Directors Cappiello, Dittmeier, Fiorini, Marcegaglia, Petrella, Sgubin and Vermeir.

With reference to the Chairman of the Board Di Foggia and the Directors Fiorini and Sgubin, in relation to executive roles or employment relationships currently held, held in the last three financial years or to be hold in companies subject to common control, also indirect, with Eni by the Ministry of Economy and Finance (Terna, Ita Airways, and Telespazio, respectively), and, with reference to Director Cappiello, in relation to its role as Director General of the Ministry of Economy and Finance, the Board has deemed, based on a substantive assessment, as recommended by the Corporate Governance Code, that such relationships do not jeopardise their independence pursuant to the Corporate Governance Code. This is taking into account the public nature of the shareholder exercising common control, enhanced by authentic interpretation of Article 148 of the Consolidated Law on Finance contained in Article 13, paragraph 1-bis, of Decree-Law no. 95/2025 (ratified with amendments by Law no. 118/2025) and the fact that the Ministry, by law, does not exercise management and coordination over its investees and, with reference to Terna, that the latter, as a listed company, is subject to a special legal regime that enhances the independence and autonomy of management with respect to the ownership.

The Board's assessments were deemed correct by the Board of Statutory Auditors.

The Board of Directors, in compliance with the Corporate Governance Code, has also appointed the following Committees:

-	Control and Risk Committee: Raphael Louis L. Vermeir as Chairman and Directors Carolyn Adele Dittmeier, Benedetta Fiorini and Matteo Petrella as members, all non-executive and independent; Directors Vermeir, Dittmeier and Petrella have adequate knowledge and experience in the area of accounting and finance or risk management, as requested by the Corporate Governance Code;
-	Nomination and Remuneration Committee: Cristina Sgubin as Chairman and Directors Stefano Cappiello, Emma Marcegaglia and Matteo Petrella as members, all non-executive and independent; Directors Sgubin, Cappiello and Marcegaglia have adequate knowledge and experience in financial matters or remuneration policies, as requested by the Corporate Governance Code;
-	Sustainability and Scenarios Committee: Carolyn Adele Dittmeier as Chairman and Directors Benedetta Fiorini, Cristina Sgubin and Raphael Louis L. Vermeir as members, all non-executive and the majority of whom independent.

Finally the Board established, based on the assessments made by the Board of Statutory Auditors, that the Statutory Auditors meet the requirements of professionalism and integrity as well as the independence requirements as set by law, and has taken note, based on the assessment carried out by the Board of Statutory Auditors that the Statutory Auditors meet the independence requirements provided by the Corporate Governance Code1, as well as the qualification as "financial expert" under the US regulations applicable to the Board of Statutory Auditors as “audit committee” because of the listing of Eni in the US market, and the competence requirements, for the body as a whole, pursuant to art. 19, paragraph 3, of Legislative Decree 39/2010.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

1 The Board of Statutory Auditors has confirmed the criteria for assessing the significance of the relationships and of the additional remuneration that may jeopardise the independence pursuant to Corporate Governance Code, adopted by the previous Board.

Eni launches the new share buyback program

San Donato Milanese (Milan), 7 May 2026 - Eni announces that, following the authorization granted by the Shareholders' Meeting held on 6 May 2026, the first tranche of the new share buyback program (the "First Tranche") will be launched in the next days.

The First Tranche will concern up to a maximum of 5.1 million of Eni’s shares (approximately 0.2% of share capital) to be used to serve the 2026-2028 Long-Term Incentive Plan, approved by the Shareholders' Meeting held on 6 May 2026.

The purchases will be executed on the Euronext Milan through an authorized agent, who will act independently, also in relation to the timing of transactions and will be disclosed to the market in accordance with the terms and conditions set out in the laws and regulations in force.

As announced on 24 April 2026 in the context of the presentation of the first quarter 2026 results, Eni confirms that the 2026 share buyback program, to be executed by April 2027, will have a total amount of €2.8 billion. This amount may be increased up to a total maximum of €4 billion, in case of upside scenarios of the Cash Flow From Operations.

Therefore, after the First Tranche, further phases of purchases will be launched to complete the overall planned buyback program.

Company Contacts Eni:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com